Exhibit 4.24

THIRD AMENDMENT TO EMPLOYMENT AGREEMENT

This Third Amendment to Employment Agreement (this “Amendment”), dated this 12th day of October, 2021 (the "Effective Date"), is entered into by and between BeyondSpring Pharmaceuticals, Inc. (the “Company”) and Mr. Richard Daly ( “Employee”).

RECITALS

WHEREAS, the Company and Employee are parties to that Employment Agreement, dated as of June 8, 2018, as amended by that First Amendment, dated as of September 24, 2019, and that Second Amendment, dated as of December 26, 2019 (the “Employment Agreement”); and

WHEREAS, the parties wish to amend the terms of the Employment Agreement, as set forth herein, effective as of the date hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.         Section 1(e). The following is hereby added as new Section 1(e):

The Parties acknowledge and agree that Employee shall be permitted to work for the Company remotely from his principal residence in the Chicago, IL metropolitan area, subject to customary required travel for business reasons, including to the Company’s New York office, as may be requested by the Company from time to time.

2.         Section 3(b). Section 3(b) is hereby amended and restated in its entirety as follows:

In addition to the base salary and any annual bonus payable pursuant to Section 3.a., Employee shall be eligible to receive the incentive payments set forth on Annex B hereto. Payment in respect of any earned incentive payment shall be made as follows: (i) 25% of such earned incentive payment shall be paid in fully vested shares of the Company’s capital stock, to be issued under the BeyondSpring Inc. 2017 Omnibus Incentive Plan (as may be amended from time to time, the “Plan”) (subject to availability for issuance under the 2017 Plan and compliance with applicable securities laws), having a valuation equal to 25% of such earned incentive payment, and (ii) the remaining 75% of such earned incentive payment shall be paid in cash, or, at the election of the Employee, may be paid all or in part in fully vested shares of the Company's capital stock, to be issued under the Plan (subject to availability for issuance under the 2017 Plan and compliance with applicable securities laws), having a valuation equal to the portion of the earned incentive payment that is being so paid in shares of Company capital stock. The valuation of any such shares shall be determined using the Fair Market Value (as defined in the 2017 Plan) as of the applicable determination date set forth in Annex B attached hereto as determined by the Administrator (as defined in the 2017 Plan) in its sole discretion.

3.         Annex B. Annex B is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

4.         Continuation of Employment Agreement. Except as otherwise expressly provided herein, all of the terms and provisions of the Employment Agreement shall remain in full force and effect and this Amendment shall not amend or modify any other rights, powers, duties, or obligations of any party to the Employment Agreement.

5.         Complete Agreement. This Amendment and the Employment Agreement contain the entire agreement between the parties hereto with respect to the matters contained herein and supersedes and replaces any prior agreement between the parties with respect to the matters set forth in this Amendment.

6.         Counterparts. This Amendment may be executed in any number of counterparts and any such counterparts may be transmitted by electronic transmission, and each of such counterparts, whether an original or an electronic or ".pdf" of an original, shall be deemed to be an original and all of such counterparts together shall constitute a single agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment, on the date first set forth above.

EMPLOYEE	BEYONDSPRING PHARMACEUTICALS, INC.

/s/ Richard Daly	/s/ Lan Huang
Richard Daly	by:	Lan Huang
	Its:	CEO

Exhibit A

Amended Annex B

Milestone Based Compensation

1)	Business development milestones: Successful close of BD partnership and related milestone payment funded:
-	US market license of Plinabulin: $1 M
-	EU Market license of Plinabulin: $1 M
-	Japan Market license of Plinabulin: $0.5 M
-	Additional BD deals (not including Plinabulin): for each successful deal, $1 M

Payments in respect of milestones described in Section 1 above shall be made only if Employee is employed at the time the milestone is achieved.

The valuation for purposes of determining the number of shares to be issued in payment in respect of milestones described in Section 1 above shall be determined using the Fair Market Value (as defined in the 2017 Plan) as of the date that is one (1) business day prior to the date of the announcement of such milestone.

2)	Global sales milestones: Indicated amounts to be paid if sales pass the lower of (a) the amount indicated below or (b) the milestone levels actually agreed to with any sales partner.
-	Global sales reach $400 M: $1 M
-	Global sales reach $800 M: $2 M
-	Global sales reach $2.4 B: $10 M
-	Global sales reach $4 B: $20 M
-	Global sales reach $8 B: $40 M

Global sales in respect of milestones described in Section 2 above (A) include sales from BeyondSpring (other than the portion from the Greater China markets (including, without limitation, mainland China, Hong Kong, Macau and Taiwan)) and (B) include royalties from partners (other than partners in the Greater China markets (including, without limitation, mainland China, Hong Kong, Macau and Taiwan)).

The valuation for purposes of determining the number of shares to be issued in payment in respect of milestones described in Section 2 above shall be determined using the Fair Market Value (as defined in the 2017 Plan) as of the date of the achievement of such milestone.

Payments in respect of milestones described in Section 2 above shall be determined as follows. In the event that the Company achieves any such milestone, the Company will pay the Employee the Applicable Amount.

“Applicable Amount” means, with respect to any milestone achieved, the product of the Gross Milestone Payment for such milestone, multiplied by the Vesting Factor, multiplied by the Carry-Over Percentage.

“Carry-Over Percentage” means a percentage equal to (a) 100% during Employee’s term of employment, (b) 80% during the first twelve (12) months following Employee’s termination of employment, (c) 60% during months 13-24 following Employee’s termination of employment, (d) 40% during months 25-36 following Employee’s termination of employment, (e) 20% during months 37-48 following Employee’s termination of employment, and (f) 0% from and after the end of the 48th month following Employee’s termination of employment.

“Gross Milestone Payment” means, for any milestone described on this Annex B, the payment amount set forth next to such milestone.

“Vesting Factor” means (x) one (1) during Employee’s term of employment, and (y) following Employee’s termination of employment, the lesser of (a) one (1) and (b) a fraction, the numerator of which shall be the number of months Employee was employed with the Company, and the denominator of which shall be eighteen (18). The expectation is that the milestones will be achieved within 18 months.

By way of example, assuming a Gross Milestone Payment of $10 million, the Applicable Amount would equal (a) if Employee is still employed with the Company, $10 million; (b) if Employee’s employment terminated after 15 months and the milestone was achieved 1.5 years after termination of employment, 10*(5/6)*0.6 = $5 million; or (c) if Employee’s employment terminated after 2 years and milestone was achieved 3.5 years after termination of employment, 10*(1)*0.2 = $2 million.